December 17, 2024

Lewis Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
1 Enterprise Drive, Suite 430
Shelton, CT 06484

        Re: Intensity Therapeutics, Inc.
            Registration Statement on Form S-1
            Filed December 13, 2024
            File No. 333-283797
Dear Lewis Bender:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey Schultz